UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2015

Guadalajara, Jalisco, Mexico, July 23, 2015 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2015. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). As a result of our acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”)our summary consolidated financial and operating information for the six months ended June 30, 2015 includes the consolidation of the Montego Bay airport from January 1, 2015. Therefore financial and operating information since January 1, 2015 may not be directly comparable with financial and operating information prior to that date.

All amounts are presented in nominal pesos.

Summary of 2Q15 vs. 2Q14:

•      The sum of aeronautical and non-aeronautical services revenues increased by Ps. 557.3 million, or 41.8%. Total revenues increased 51.7%, or Ps. 729.9 million.

•      Cost of services increased by Ps. 114.8 million, or 37.0%, compared to 2Q14.

•      Operating income increased Ps. 334.3 million, or 48.5%.

•      EBITDA increased by Ps. 410.0 million, or 45.0%, in 2Q15 compared to 2Q14. EBITDA margin (excluding the effects of IFRIC 12) increased from 68.3% in 2Q14 to 69.9% in 2Q15.

•	Net income and comprehensive income increased in 2Q15 by Ps. 190.8 million, or 44.2%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

Operating Results

During the second quarter of 2015, total terminal passengers in the Company’s Mexican airports increased by 529.2 thousand, representing an 8.6% increase compared to the same period of 2014. Domestic passenger traffic in the Company’s Mexican airports increased by 383.5 thousand passengers, while international passenger traffic increased by 145.5 thousand passengers.

Total passenger traffic growth during the second quarter of 2015 was mainly driven by increases at the airports of Guadalajara (12.9%), Puerto Vallarta (16.9%) and Guanajuato (23.5%), where traffic increased by 273.3 thousand, 119.4 thousand and 67.2 thousand passengers, respectively. It is important to mention the opening of the following routes during 2Q15:

Domestic:

International:

Domestic Terminal Passengers (in thousands):

GAP Second Quarter 2015 Report	Page 2 of 21

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Montego Bay Airport (in thousands):

GAP Second Quarter 2015 Report	Page 3 of 21

Consolidated Results for the second quarter of 2015

GAP Second Quarter 2015 Report	Page 4 of 21

Revenues (2Q15 vs 2Q14)

•	Aeronautical services revenues increased by Ps. 422.9 million, or 43.3%.
•	Non-aeronautical services revenues increased by Ps. 134.4 million, or 37.8%.
•	Improvements to concession assets services increased Ps. 172.6 million, or 221.8%.
•	Total revenues increased by Ps. 729.9 million, or 51.7%.

Aeronautical services revenues increased by Ps. 422.9 million, or 43.3%, during 2Q15, mainly due to the consolidation of the Montego Bay airport, which had aeronautical services revenues of Ps. 264.9 million, in addition to an increase of Ps. 158.0 million, or 16.2%, in revenues as a result of the increase in total passenger traffic at the Mexican airports and by the increase in passenger charges for 2015.

Non-aeronautical services revenues increased by Ps. 134.4 million, or 37.8%, during 2Q15 compared to 2Q14, mainly due to the consolidation of the Montego Bay airport, which earned non-aeronautical services revenues of Ps. 82.6 million. Revenues from businesses operated by third parties in the Company’s Mexican airports increased Ps. 35.4 million, or 17.4%, primarily due to revenues from car rental companies, leasing of space, timeshare developers, food and beverage and duty-free stores, which together increased by Ps. 34.6 million, or 23.9%. Revenues from businesses operated directly by the Company increased Ps. 26.6 million, or 25.2%, mainly due to revenues from convenience stores, advertising and VIP lounges.

GAP Second Quarter 2015 Report	Page 5 of 21

–	Improvements to concession assets services[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 172.6 million, or 221.8%, as 2015 marks the beginning of the new Master Development Program for the 2015-2019 period and represents the greatest committed investment for the Company to date. During 2Q15, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 2Q15 increased by Ps. 395.6 million, or 54.8% compared to 2Q14, primarily due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 186.6 million, in line with our expectations. This amount primarily comprised concession taxes of Ps. 39.9 million, depreciation and amortization costs of Ps. 30.7 million, employee costs of Ps. 23.7 million, utilities of Ps. 20.2 million, safety, security and insurance of Ps. 14.9 million and maintenance of Ps. 13.8 million.

➢ Operating costs for the Mexican airports in 2Q15 increased by Ps. 209.0 million, or 54.8%, compared to 2Q14.

➢ Cost of services for the Mexican airports increased by Ps. 36.4 million, or 11.7%, in 2Q15 compared to 2Q14, composed primarily of the following costs:

-	Other operating expenses for 2Q15 increased by Ps. 27.3 million, or 43.8%, due to an increase in professional services fees of Ps. 18.2 million, an increase of Ps. 6.7 million in the reserve for doubtful accounts, in addition to an increase of Ps. 4.9 million in supplies for convenience stores, among others.

-	Maintenance costs for 2Q15 increased by Ps. 4.8 million, or 8.9% compared to 2Q14, due mainly to maintenance for checked baggage inspection equipment, the CUTE system and environmental services, as well as maintenance and materials for terminals, platforms and airport runways.

-	Employee costs increased by Ps. 7.5 million, or 7.4%, compared to 2Q14, mainly due to the purchase of new uniforms, which during 2014 were accounted for during 3Q14, as well as an increase in wages and salaries.

-	Safety, security and insurance costs for 2Q15 increased by Ps. 1.7 million, or 3.4%, compared to 2Q14.

➢ Cost of improvements to concession assets (IFRIC 12) during 2Q15 increased by Ps. 172.6 million, or 221.8% compared to 2Q14. In 2Q15, the Montego Bay airport did not undertake any improvements to concession assets.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure committed in each quarter in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

GAP Second Quarter 2015 Report	Page 6 of 21

Operating margin for 2Q15 decreased by 110 basis points, from 48.9% in 2Q14 to 47.8% in 2Q15. Operating margin, excluding the effects of IFRIC 12, increased by 260 basis points, from 51.7% to 54.2% in 2Q15. The nominal value of operating income increased Ps. 334.3 million, or 48.5%.

EBITDA margin decreased by 280 basis points, from 64.5% in 2Q14 to 61.7% in 2Q15. EBITDA margin, excluding the effects of IFRIC 12, increased by 160 basis points, from 68.3% in 2Q14 to 69.9% in 2Q15. The nominal value of EBITDA increased Ps. 410.3 million, or 45.1%; of which the Montego Bay airport accounted for Ps. 222.9 million.

Finance expense increased Ps. 78.0 million, from an expense of Ps. 6.1 million in 2Q14 to an expense of Ps. 84.1 million in 2Q15. This expense increase was mainly due to: i) the finance expense from the Montego Bay airport of Ps. 13.2 million; ii) interest expenses paid on loans for capital investments in Mexico of Ps. 30.9 million; iii) financing interest expenses paid for the acquisition of DCA of Ps. 9.3 million, all of which was partially offset by an increase in interest income of Ps. 19.1 million. In addition, the foreign exchange loss during 2Q15 was Ps. 47.5 million, derived from the US$ 191.0 million U.S. dollar-denominated letter of credit entered into in connection with the acquisition of DCA, and a 2.66% Mexican peso depreciation against the U.S. dollar during 2Q15, compared to the exchange gain of Ps. 0.1 million in 2Q14.

Net income and comprehensive income in 2Q15 increased by Ps. 190.8 million, or 44.2% compared to 2Q14. Earnings before income taxes increased Ps. 256.3 million or 37.5%, of which the Montego Bay airport contributed Ps. 107.4 million. Income taxes increased Ps. 116.6 million in 2Q15 as compared to 2Q14. Tax expense for the Montego Bay airport was Ps. 39.2 million, while the Mexican airports experienced a current tax increase of Ps. 43.4 million and deferred tax expenses of Ps. 34.0 million.

GAP Second Quarter 2015 Report	Page 7 of 21

Consolidated results for the six months ended June 30, 2015

GAP Second Quarter 2015 Report	Page 8 of 21

Revenues (1H15 vs 1H14)

  Aeronautical services revenues increased by Ps. 727.5 million, or 36.6%.
  Non-aeronautical services revenues increased by Ps. 256.2 million, or 36.5%.
  Improvements to concession assets services increased Ps. 345.3 million, or 221.8%.
  Total revenues increased Ps. 1,329.0 million, or 46.7%.

-	Aeronautical services revenues increased by Ps. 727.5 million, or 36.6%, during 1H15, mainly due to the consolidation of the Montego Bay airport, which had aeronautical services revenues of Ps. 469.8 million, in addition to an increase of Ps. 257.7 million, or 12.9%, in revenues as a result of the increase in total passenger traffic at the Mexican airports and tariff adjustment for 2015.

-	Non-aeronautical services revenues increased by Ps. 256.2 million, or 36.5%, during 1H15 compared to 1H14, mainly due to the consolidation of Montego Bay airport which had non-aeronautical services revenues of Ps. 166.9 million. Revenues from businesses operated by third parties in the Company’s Mexican airports increased by Ps. 53.4 million, or 13.0%, primarily driven by revenues from duty-free stores, ground transportation, food and beverage, timeshare developers and car rental companies, which together increased by Ps. 53.5 million, or 19.9%. Revenues from businesses operated directly by the Company increased Ps. 41.7 million, or 20.4%, mainly due to an increase of Ps. 20.4 million, or 106.7% in revenues from convenience stores, related to the opening of eight new convenience stores, as well as an increase of Ps. 10.2 million, or 54.8%, from VIP lounges after opening two new lounges in the past year.

GAP Second Quarter 2015 Report	Page 9 of 21

-	Improvements to concession assets services[2]

Revenues from improvements to concession assets (IFRIC 12) increased Ps. 345.3 million, or 221.8%, as 2015 marks the beginning of the new Master Development Program for the 2015-2019 period and represents the most important committed investment for the Company to date. During 1H15, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 1H15 increased Ps. 794.6 million, or 56.8% compared to 1H14, mainly due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 387.7 million, in line with our expectations. This amount was primarily comprised of costs of concession taxes of Ps. 83.8 million, depreciation and amortization costs of Ps. 61.3 million, employee costs of Ps. 47.1 million, utilities of Ps. 40.3 million, safety, security and insurance costs of Ps. 30.0 million and maintenance costs of Ps. 25.7 million.

➢ Operating costs for the Mexican airports in 1H15 increased by Ps. 406.9 million, or 29.1%.

➢ Cost of services for the Mexican airports increased by Ps. 61.6 million, or 9.7%, in 1H15 compared to 1H14, comprised primarily of the following costs:

-	Other operating expenses for 1H15 increased by Ps. 36.8 million, or 31.3%, due to an increase in professional services fees of Ps. 24.8 million, in addition to an increase of Ps. 8.1 million in supplies for convenience stores and the reserve for doubtful accounts for Ps. 3.0 million.

-	Maintenance costs for 1H15 increased by Ps. 13.8 million, or 14.7% compared to 1H14, due mainly to maintenance for checked baggage inspection equipment, operating areas, building cleaning services and software licensing and updates.

-	Employee costs increased by Ps. 15.1 million, or 14.7%, compared to 1H14, mainly due to the purchase of new uniforms, which during 2014 took place during the second half of the year, as well as an increase in wages and salaries during 1H15.

-	Safety, security and insurance costs for 1H15 increased by Ps. 5.1 million, or 5.4%, compared to 1H14. This was due to the contracting of additional third-party personnel and the higher cost of services.

➢ Cost of improvements to concession assets (IFRIC 12) during 1H15 increased by Ps. 345.3 million, or 221.8%. In 1H15, the Montego Bay airport did not undertake any improvements to concession assets.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure committed in each quarter in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

GAP Second Quarter 2015 Report	Page 10 of 21

Operating margin for 1H15 decreased by 340 basis points, from 50.8% in 1H14 to 47.4% in 1H15. Operating margin, excluding the effects of IFRIC 12, increased by 20 basis points, from 53.7% in 1H14 to 53.9% in 1H15. The nominal value of operating income increased by Ps. 534.4 million, or 37.0%.

EBITDA margin decreased by 470 basis points, from 66.4% in 1H14 to 61.7% in 1H15. EBITDA margin, excluding the effects of IFRIC 12, decreased by 20 basis points from 70.3% in 1H14 to 70.1% in 1H15. The nominal value of EBITDA increased by Ps. 686.1 million, or 36.3%; of which the Montego Bay airport accounted for Ps. 384.0 million.

Finance Income decreased by Ps. 69.8 million, from an income of Ps. 8.5 million in 1H14 to an expense of Ps. 61.3 million in 1H15. This decrease was mainly due to: i) the finance expense from the Montego Bay airport of Ps. 26.5 million; ii) interest expenses paid on loans for capital investments in Mexico of Ps. 40.1 million; iii) financing interest expenses paid for the acquisition of DCA of Ps. 9.3 million, all of which were partially offset by an increase in interest income of Ps. 11.9 million. In addition, the foreign exchange loss was Ps. 7.4 million, which went from an exchange rate gain of Ps. 5.6 million in 1H14 to an exchange rate loss of Ps. 1.8 million in 1H15.

Net income and comprehensive income in 1H15 increased by Ps. 251.4 million, or 23.3% compared to 1H14. Earnings before income taxes increased by Ps. 464.5 million or 32.0%, of which the Montego Bay airport contributed Ps. 187.5 million. Income taxes increased Ps. 212.2 million in 1H15. The Montego Bay airport’s tax expense was Ps. 94.4 million, while the Mexican airports experienced a current tax of Ps. 14.5 million and deferred tax expenses of Ps. 103.3 million, due to a 0.05% deflationary effect in 1H15 compared to inflation of 1.10% in 1H14.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport in Mexico.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company satisfactorily complied for the year 2014. Regulated revenues for the January-June 2015 period were Ps. 2,243.9 million.

Statement of Financial Position

As of June 30, 2015, the Company had a balance of cash and cash equivalents of Ps. 3,252.9 million. The Company’s principal assets as of June 30, 2015 consisted of the net balance of the airport concessions’ value, equal to Ps. 11,810.6 million, rights to use airport facilities valued at Ps. 1,128.7 million and improvements to concession assets, machinery, equipment and leased buildings and advanced payments to suppliers, equal to a combined Ps. 8,461.1 million. These balances represented approximately 38.3%, 3.7% and 27.4% of total assets, respectively.

GAP Second Quarter 2015 Report	Page 11 of 21

The consolidations of DCA and Montego Bay airport had a positive impact on the following items of the financial statement: cash and cash equivalents of Ps. 653.2 million, trade account receivables of Ps. 88.7 million, equipment and machinery of Ps. 384.5 million, improvements to concession assets of Ps. 1,993.9 million, airport concessions of Ps. 2,158.2 million, as well as the recognition of financial liabilities of Ps. 648.6 million, accounts payable of Ps. 157.4 million and deferred income taxes of Ps. 740.0 million.

Currently, we are still determining the fair value for the acquisition of the Montego Bay airport assets; therefore, the figures presented in this report are only preliminary.

The balance of deferred income tax assets increased by Ps. 73.0 million as of June 30, 2015 as compared to the same period in the prior year. This increase was primarily due to the accounting values of the airport concession assets, rights to use airport facilities and improvements to concession assets, which do not include inflation effects. As a result, these values are lower than the taxable values, which do recognize inflationary effects. This factor resulted in an increase in deferred income tax. However, due to the acquisition of DCA and the Montego Bay airport, and the recognition of preliminary reasonable values, a deferred liability of Ps. 740.0 million was recognized, which will be paid during the concession period of this airport.

Current liabilities increased by Ps. 4,484.4 million, compared to the same period in 2014. This increase was primarily due to the US $191.0 million (Ps. 2,973.4 million) bridge loan taken for the acquisition of 100% of the DCA shares. This loan will be refinanced with a long-term credit in the coming months. Additionally, we recognized a Ps. 1,744.9 million dividend distribution, approved by the Annual General Ordinary Shareholders Meeting of April 21, 2015, to be paid in two parts: Ps. 1.82 per outstanding share before August 31, 2015 and Ps. 1.50 per outstanding share before December 31, 2015.

CAPEX

During the six months ended June 30, 2015, the Company invested Ps. 462.9 million in capital expenditures, mainly for investments carried out during the period of January to June 2015, as well for investments for which payment was pending at 2014 year-end, in accordance with IAS 7 “Statement of Cash Flows”. In addition, the Company paid Ps. 2,929.0 million for the acquisition of 100% of the shares of DCA. DCA has a 74.5% stake in the Montego Bay airport and a 14.77% stake in SCL Terminal Aéreo Santiago, S.A.

Recent Events

On June 17, 2015, GAP announced that the Mexican Supreme Court issued an Amparo ruling, in favor GAP, upholding the validity of Articles Ten and Twelve of the Company’s bylaws regarding certain limitations on ownership of the Company’s outstanding capital stock. Consequently, the challenge initiated by Grupo México, S.A.B. de C.V. and its subsidiary, Infraestructura y Transportes México, S.A. de C.V., against these articles has been definitively concluded, with the ruling confirming the validity and effectiveness of these articles. To date, the Company has not received a formal resolution; therefore it does not yet know the content or specific effects of the decision.

GAP Second Quarter 2015 Report	Page 12 of 21

Changes to Accounting Policies

The following new accounting standards will become effective in the coming fiscal years:

Accounting Standard	Effective
IFRS 14, Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations.
Amendment to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 16 and IAS 41, Agriculture: Bearer Plants	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

* * *

GAP Second Quarter 2015 Report	Page 13 of 21

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Second Quarter 2015 Report	Page 14 of 21

Exhibit A: Operating results by airport (in thousands of pesos):

GAP Second Quarter 2015 Report	Page 15 of 21

Exhibit A: Operating results by airport (in thousands of pesos) - continued:

Airport	2Q14	2Q15	Change	1H14	1H15	Change
Hermosillo						
Aeronautical services	44,998	47,737	6.1%	85,910	92,385	7.5%
Non-aeronautical services	14,721	15,020	2.0%	26,839	29,038	8.2%
Improvements to concession assets (IFRIC 12)	1,324	17,243	1202.3%	2,648	34,486	1202.3%
Total Revenues	**61,043**	**80,000**	**31.1%**	**115,397**	**155,909**	**35.1%**
Operating Income	26,526	27,252	2.7%	46,543	51,013	9.6%
EBITDA	**34,684**	**38,374**	**10.6%**	**68,427**	**73,344**	**7.2%**
Guanajuato						
Aeronautical services	47,306	63,443	34.1%	91,701	120,254	31.1%
Non-aeronautical services	14,423	21,531	49.3%	27,297	39,984	46.5%
Improvements to concession assets (IFRIC 12)	331	7,252	2090.8%	662	14,504	2090.8%
Total Revenues	**62,060**	**92,227**	**48.6%**	**119,660**	**174,742**	**46.0%**
Operating Income	31,953	51,469	61.1%	57,892	94,063	62.5%
EBITDA	**39,821**	**62,123**	**56.0%**	**78,714**	**115,356**	**46.6%**
Others (1)						
Aeronautical services	96,899	110,433	14.0%	193,477	216,690	12.0%
Non-aeronautical services	26,983	27,753	2.9%	50,009	54,345	8.7%
Improvements to concession assets (IFRIC 12)	3,712	46,618	1155.9%	7,424	93,237	1155.9%
Total Revenues	**127,594**	**184,804**	**44.8%**	**250,909**	**364,271**	**45.2%**
Operating Income	9,303	22,915	146.3%	27,442	47,922	74.6%
EBITDA	**49,394**	**63,558**	**28.7%**	**107,879**	**129,770**	**20.3%**
Total						
Aeronautical services	977,239	1,400,141	43.3%	1,986,213	2,713,761	36.6%
Non-aeronautical services	355,751	490,115	37.8%	701,268	957,446	36.5%
Improvements to concession assets (IFRIC 12)	77,834	250,473	221.8%	155,668	500,947	221.8%
Total Revenues	**1,410,824**	**2,140,730**	**51.7%**	**2,843,149**	**4,172,155**	**46.7%**
Operating Income	721,508	1,203,651	66.8%	1,445,423	1,941,700	34.3%
EBITDA	**904,014**	**1,505,221**	**66.5%**	**1,898,255**	**2,546,955**	**34.2%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP Second Quarter 2015 Report	Page 16 of 21

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

GAP Second Quarter 2015 Report	Page 17 of 21

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

1H14	1H15	Change
Cash flows from operating activities:			
Consolidated net income	1,080,923	1,332,305	23.3%
Postemployment benefit costs	5,723	6,300	10.1%
Bad debt expense	8,301	11,322	36.4%
Depreciation and amortization	444,492	596,258	34.1%
Interest expense	33,912	85,777	152.9%
Net loss on derivative financial instruments	340	-	(100.0%)
Income tax expense	372,034	585,196	57.3%
Bank loan exchange rate fluctuation	-	59,586	100.0%
	1,945,725	**2,676,744**	**37.6%**
Changes in working capital:			
(Increase) Decrease in			
Trade accounts receivable	(42,561)	(107,972)	153.7%
Financial Instruments held for trading purposes	410,433	-	(100.0%)
Recoverable tax on assets and other assets	(25,784)	(23,171)	(10.1%)
Recoverable income tax on dividends	269	-	(100.0%)
Increase (Decrease) in			
Concession taxes payable	(1,377)	990	(171.9%)
Accounts payable	(30,079)	394,467	(1411.4%)
Cash generated by operating activities	**2,256,628**	**2,941,058**	**30.3%**
Income taxes paid	(400,864)	(464,258)	15.8%
Net cash flows provided by operating activities	**1,855,764**	**2,476,800**	**33.5%**
Cash flows from investing activities:			
Machinery, equipment and improvements to concession assets	(288,040)	(438,266)	52.2%
Cash flows from sales of machinery and equipment	-	354	100.0%
Other investing activities	(10,983)	(25,036)	128.0%
Acquisition business	-	(2,548,315)	100.0%
Net cash used by investment activities	**(299,023)**	**(3,011,263)**	**907.0%**
Cash flows from financing activities:			
Dividends declared and paid	(1,192,500)	-	(100.0%)
Capital distribution	(1,510,000)	(1,408,542)	(6.7%)
Long-term bond certificates	-	2,600,000	100.0%
Proceeds from bank loans	429,381	7,498,768	1646.4%
Payments on bank loans	(450,017)	(6,348,944)	1310.8%
Repurchase of shares	(69,340)	-	(100.0%)
Interest paid on bank loans	(49,835)	(162,044)	225.2%
Currency translation effect	-	12,676	100.0%
Net cash flows used in financing activities	**(2,842,310)**	**2,191,914**	**(177.1%)**
Net increase in cash and cash equivalents	(1,285,570)	1,657,451	(228.9%)
Cash and cash equivalents at beginning of year	2,168,187	1,595,503	(26.4%)
Cash and cash equivalents at the end of year	**882,618**	**3,252,954**	**268.6%**

GAP Second Quarter 2015 Report	Page 18 of 21

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

GAP Second Quarter 2015 Report	Page 19 of 21

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of January 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remainder 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also as of January 1, 2015, DCA holds a 14.77% stake in the Santiago the Chile airport, the results of which are recognized through the participation method.

As a part of the adoption of International Financial Reporting Standards (“IFRS”), the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

GAP Second Quarter 2015 Report	Page 20 of 21

Exhibit F: Other operating data (in thousands of pesos):

GAP Second Quarter 2015 Report	Page 21 of 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: July 23, 2015